The Board resolves to donate to the related parties

Date of events: 2014/12/16

Contents:

1.	Date of occurrence of the event: 2014/12/16

2.	The reason for the donation: To promote charity activities

3.	The total amount of the donation: NT$59.5 million including NT$45 million to the Chunghwa Telecom Foundation and NT$14.5 million to the government agencies.

4.	Counterparty to the donation: Chunghwa Telecom Foundation and government agencies including Tourism Bureau of Ministry of Transport and Communication, Sports Administration of Ministry of Education and National Taiwan University

5.	Relationship to the Company: (1)Chunghwa Telecom Foundation: Being established and funded by Chunghwa Telecom (2)The Government agency: Partners for promoting charity activities

6.	Name and resume of the independent director that expressed objection or reservation: None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None